SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-8940

Deferred Profit-Sharing Plan for Craft Employees

(Full title of the plan)

ALTRIA GROUP, INC.

6601 West Broad Street

Richmond, Virginia 23230

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

*    Other schedules required by 29 CFR of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Altria Benefits Investment Committee, the Administrator and the Participants of the Deferred Profit-Sharing Plan for Craft Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Craft Employees (the “Plan”) at December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 23, 2008

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2007 and 2006

(in thousands of dollars)

	2007	2006
Investments:
Investment in Master Trust A	$223,505	$231,613
Investment in Master Trust B	196,830	168,569
Participant loans	5,242	5,275

Total investments	425,577	405,457

Receivables:
Employer’s contribution	11,273	12,860
Participants’ contributions	83	85

Total receivables	11,356	12,945

Net assets at fair value	436,933	418,402

Adjustment from fair value to contract value for Investment in Master Trust A relating to fully benefit-responsive investment contracts	567	1,904

Net assets available for benefits	$437,500	$420,306

The accompanying notes are an integral part of these financial statements.

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STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2007

(in thousands of dollars)

2007
Investment income:
Investment income from Master Trust A	$13,957
Investment income from Master Trust B	30,564
Interest from participant loans	312

Total investment income	44,833

Contributions to the Plan:
By employer	11,306
By participants	7,592

Total contributions	18,898

Total additions	63,731

Deductions from net assets attributed to:
Distributions and withdrawals	(45,998)

Total deductions	(45,998)

Transfer between plans	(539)

Net increase	17,194

Net assets available for benefits:
Beginning of year	420,306

End of year	$437,500

The accompanying notes are an integral part of these financial statements.

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NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan:

General:

The Deferred Profit-Sharing Plan for Craft Employees (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of Philip Morris USA Inc. (“Philip Morris”) who are represented by the International Association of Machinists and Aerospace Workers and other unions. Philip Morris is a subsidiary of Altria Group, Inc. The Plan is designed to provide eligible employees with an opportunity to share in the profits of Philip Morris and to invest certain of their funds in a tax-advantaged manner. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The administration of the Plan has generally been delegated to the Administrator as defined by the Plan. The Altria Benefits Investment Committee (the “Investment Committee”) is responsible for the operation and management of the investment of the assets of the Plan, other than the investment options (the “Altria Stock Investment Option” and the “Kraft Stock Investment Option”) invested exclusively in the common stock of Altria Group, Inc. (“Altria Stock”) and the Class A common stock of Kraft Foods Inc. (“Kraft Stock”, and together with Altria Stock, “Common Stock”). United States Trust Company, National Association (“U. S. Trust”) is the named fiduciary with respect to the management of the investment of the Altria Stock Investment Option. Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Kraft Stock Investment Option. The Altria Stock Investment Option and the Kraft Stock Investment Option are permanent features of the Plan. The Administrator, the Investment Committee, U. S. Trust and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”. See further discussion in Note 11 Subsequent Events.

Contributions:

Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire, and becomes eligible for the Philip Morris contribution (the “Company Contribution”) upon completion of twenty-four months of eligibility service (twelve months in the case of employees hired or rehired by Philip Morris on or after October 1, 2006 (“Match-Eligible Participants”)). Participants can direct all contributions among eight investment options. See further discussion in Note 11 Subsequent Events.

Match-Eligible Participants are also eligible for a matching contribution from Philip Morris (“Company Matching Contribution”) if they make before-tax and/or after-tax contributions to the Plan, as further discussed in Note 3 Contributions.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant

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NOTES TO FINANCIAL STATEMENTS

(continued)

who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Stock.

Any cash dividends paid on Kraft Stock held in the Kraft Stock Investment Option cannot be reinvested in Kraft Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the U.S. Government Obligations Fund. The participant does not have the right to elect to have these dividends paid to them in cash. See further discussion in Note 11 Subsequent Events.

Master Trusts:

Certain assets of the Plan are co-invested with the assets of the Deferred Profit-Sharing Plan for Salaried Employees (the “Salaried Employees Plan”), the Deferred Profit-Sharing Plan for Tobacco Workers (the “Tobacco Workers Plan”) and the Savings Plan for Employees of Philip Morris de Puerto Rico, in a commingled investment fund known as the Altria Corporate Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Salaried Employees Plan and the Tobacco Workers Plan in a commingled investment fund known as the Altria Corporate Services Deferred Profit-Sharing Trust for Altria Stock and Kraft Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.

Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts”.

Participant Accounts:

Each participant’s Plan accounts, which include a company account and may include before-tax, before-tax catch-up, after-tax, rollover, after-tax rollover and paysop accounts, are credited with the Company Contribution, any Company Match Contribution, and participant’s personal contributions and the allocated share of the investment activities of each investment option in which he or she participates.

Vesting:

Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.

Distributions and Withdrawals:

Distributions are made only when a person ceases to be a participant. Upon termination of

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NOTES TO FINANCIAL STATEMENTS

(continued)

employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan account balances. Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans, which is determined at the time of the loan issuance, is equal to the prime rate as published in The Wall Street Journal generally as of the last day of the quarter preceding the loan and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan. See further discussion in Note 11 Subsequent Events.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment authorization in effect at the time of repayment.

2.	Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the applicable Fiduciary to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

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NOTES TO FINANCIAL STATEMENTS

(continued)

Generally all of the assets of Master Trust B are invested in Common Stock, which could be subject to significant market fluctuations. A small portion of the assets is held in a money market account.

Valuation of Investment in Master Trusts:

The Plan’s allocated share of the Master Trusts’ net assets and investment activities is based upon the total of each individual participant’s share of the Master Trusts.

Valuation of the Master Trusts’ Investments:

Investments in common collective trusts and registered investment companies are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common collective trusts and registered investment companies.

Investment contracts and the related pools of mortgage-backed and asset-backed securities and other investments are recorded at their fair values, which are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic investment contract are valued at representative quoted market prices.

For Master Trust A, securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued from quoted market prices. For Master Trust B, Common Stocks are valued at the closing price on the last business day of the year; in the event no sale was reported on that date, the trustee of Master Trust B will determine the value based on all available information.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Master Trusts:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

The Statements of Net Assets Available for Benefits present the fair value of the investment

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NOTES TO FINANCIAL STATEMENTS

(continued)

in Master Trust A, as well as the adjustment of the investment from fair value to contract value relating to investment contracts, which have fully benefit-responsive features. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Contributions:

The Company Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula described in Note 3 Contributions. Participants’ contributions and any Company Match Contributions on participant contributions by Match-Eligible Participants are recorded in the period in which they are withheld by Philip Morris.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees, brokerage commissions (excluding those for the Common Stock held in Master Trust B) and other expenses charged by the manager of the investment option are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Master Trusts and charged directly to participant accounts, usually on a monthly basis.

Transaction fees (including fees associated with the trading of Common Stock) are paid by the Master Trusts and charged solely to the accounts of the participants that initiate the transactions.

3.	Contributions:

The Company Contribution, on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement (a twelve-month service requirement in the case of Match-Eligible Participants), is an amount equal to the lesser of (1) three percent of the Operating Profit (defined below), less the amounts allocated to participants in the Salaried Employees Plan and the Tobacco Workers Plan, or (2) 15 percent of the aggregate Participant Compensation, as defined by the Plan for such year, of the participants employed by Philip Morris among whom the Company Contribution is to be allocated. Match-Eligible Employees are eligible for a Company Contribution equal to the same percentage of participant compensation of other eligible employees of Philip Morris, but in no event shall the Company Contribution be less than ten percent of their eligible compensation. The

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NOTES TO FINANCIAL STATEMENTS

(continued)

aggregate of the Company Contribution to the Plan and the company contributions to the Salaried Employees Plan and the Tobacco Workers Plan may not be more than three percent of Altria Group, Inc.’s consolidated earnings before income taxes and cumulative effect of an accounting change, and provisions for deferred profit-sharing and incentive compensation plans.

Operating Profit is defined as the earnings of Philip Morris before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, general corporate expenses, any minority interest, the amount of any deduction used in computing such earnings for the Company Contribution and Company Match Contribution to the Plan and the company contributions and Company Match Contribution to the Salaried Employees Plan and the Tobacco Workers Plan, charges for any incentive compensation plan, and any broad-based stock awards under the 2005 Performance Incentive Plan (or any successor plans), the expense of which is charged to the earnings of Philip Morris, but excluding any sales incentives programs of Philip Morris, any other stock-based awards under the 2005 Performance Incentive Plan (or any successor plans), and before such other charges as the Compensation Committee of the Board of Directors of Altria Group, Inc., in its sole discretion, shall determine to exclude from Operating Profit.

No contribution is required from any participant under the Plan. However, Match-Eligible Participants are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their compensation beginning with the first payroll period that is at least 90 days after their date of hire. Former employees who have completed a 90-day period of service and are re-hired are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their compensation as soon as administratively practicable after their date of rehire. Employees that are automatically enrolled can elect not to make contributions or to contribute a different percentage of their compensation. Match-Eligible Participants who make before-tax and/or after-tax contributions will also receive a Company Match Contribution for any payroll period after completing 90 days of service. Philip Morris will match each Match-Eligible Participant’s before-tax and/or after-tax contributions, dollar for dollar, up to the first 3% of compensation that is contributed for each such payroll period.

Participants may make contributions on a before-tax and after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Internal Revenue Code of 1986, as amended (the “Code”). For 2007 and 2006, the catch-up contribution was limited to $5,000. If a participant has not made the maximum after-tax contribution, he or she may make an additional after-tax contribution in a lump sum, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2007 and 2006,

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NOTES TO FINANCIAL STATEMENTS

(continued)

a participant’s before-tax contribution was limited to $15,500 and $15,000, respectively, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

4.	Master Trust A Investments:

The Plan had a 7% and 8% interest in Master Trust A at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the net assets of Master Trust A were as follows (in thousands of dollars):

	2007	2006
Investments at fair value:
Common collective trusts	$1,366,362	$1,308,875
Registered investment companies	169,082	154,173
Investment contracts	1,174,355	1,231,966
Government securities	235,874	230,919
Short-term temporary investments	31,433	45,139

Total investments	2,977,106	2,971,072
Receivables:
Sale of securities	8,660	-
Interest and dividend income	2,417	2,470

Total receivables	11,077	2,470

Total assets	2,988,183	2,973,542
Liabilities	-	387

Net assets at fair value	2,988,183	2,973,155

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	4,935	16,286

Net assets	$2,993,118	$2,989,441

Master Trust A investment activities for the year ended December 31, 2007 were as follows (in thousands of dollars):

Interest and dividends	$96,891
Net appreciation in common collective trusts	101,812
Net depreciation in registered investment companies	(18,477)
Net appreciation in government securities	11,868

Investment income	$192,094

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NOTES TO FINANCIAL STATEMENTS

(continued)

Investment contracts held in the Interest Income Fund Investment Option consist of synthetic and traditional guaranteed investment contracts (“GIC’s”). The crediting interest rates of the investment contracts ranged from 4.41% to 5.26% and from 4.43% to 5.22% at December 31, 2007 and 2006, respectively. The blended crediting rate of the investment contracts was 4.93% for the year ended December 31, 2007 and 4.75% for the year ended December 31, 2006.

The crediting interest rates for the synthetic GIC’s are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GIC’s are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the manager or the contract issuer.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive wrapper contracts issued by a third party which are backed by underlying assets owned by Master Trust A. The portfolio of assets, overall of Investment Grade quality, underlying the synthetic GIC’s includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GIC’s was $1,179,290 thousand and $1,248,252 thousand at December 31, 2007 and 2006, respectively.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party, which are backed by assets owned by the third party. Master Trust A had no traditional GIC’s as of December 31, 2007 or 2006.

The average market value yield of the Interest Income Fund for 2007 and 2006 was 4.73% and 5.46%, respectively (calculated by taking the average of the quarterly market value weighted yields of the investments). The average yield earned by the Interest Income Fund

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NOTES TO FINANCIAL STATEMENTS

(continued)

that reflects the actual interest credited to participants for 2007 and 2006 was 4.95% and 4.83%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; or failure to adhere to investment guidelines.

5.	Master Trust B Investments:

The Plan had a 11% and 10% interest in Master Trust B at December 31, 2007 and 2006. See further discussion in Note 11 Subsequent Events.

At December 31, 2007 and 2006, the net assets of Master Trust B were as follows (in thousands of dollars):

	2007	2006
Investments at fair value:
Common Stock	$1,832,703	$1,643,249
Cash and Cash Equivalents	16,023	50

Total investments	1,848,726	1,643,299
Receivable – dividend income	15,684	16,621

Net assets	$1,864,410	$1,659,920

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NOTES TO FINANCIAL STATEMENTS

(continued)

Master Trust B investment activities for the year ended December 31, 2007 were as follows (in thousands of dollars):

Dividends	$65,400
Net appreciation in Common Stock	233,521

Investment income	$298,921

On January 31, 2007, the Board of Directors of Altria Group, Inc. announced that it would spin-off all of its remaining interest in Kraft Foods Inc. (“Kraft”) on a pro rata basis to Altria Group, Inc. stockholders in a tax-free transaction. The distribution of all the Kraft Stock owned by Altria Group, Inc. was made on March 30, 2007, to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (the “Record Date”). Based on the number of shares of Altria Stock outstanding as of the Record Date, the distribution ratio was 0.692024 of a share of Kraft Stock for each share of Altria Stock outstanding.

Holders of the Altria Stock Investment Option have had their fund split into two stock investment funds, the Altria Stock Investment Option and a Kraft Stock Investment Option, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Stock Investment Option. The Kraft Stock Investment Option is a “closed” option and, therefore, holders are not permitted to purchase additional shares of Kraft Stock or to perform an exchange into the Kraft Stock Investment Option from other investment options.

6.	Transactions with Parties-in-Interest:

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Plan invests in Altria Stock which is exempt from the party-in-interest transaction prohibitions of ERISA. Certain Trust investments are shares of mutual funds managed by State Street Global Advisors, an affiliate of State Street. State Street is a trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions under ERISA.

7.	Plan Termination:

The Board of Directors of Altria Group, Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Company Contribution and/or Company Matching Contributions to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits.

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NOTES TO FINANCIAL STATEMENTS

(continued)

However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	Tax Status:

By letter dated June 5, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 2000 and December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Recently Issued Accounting Standards:

In September 2006, the Financial Accounting Standards Board (“FASB”), issued Statement No. 157, “Fair Value Measurements” (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in 2008. The Plan is currently evaluating the statement’s impact on its financial statement disclosures.

10.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007:

2007
Net assets available for benefits per the financial statements	$437,500
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(567)

Net assets available for benefits per the Form 5500	$436,933

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2007:

2007
Change in net assets available for benefits per the financial statements	$17,194
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	1,337

Change in net assets available for benefits per the Form 5500	$18,531

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NOTES TO FINANCIAL STATEMENTS

(continued)

11.	Subsequent Events:

Spin-Off of PMI:

On January 30, 2008, the Board announced that Altria Group, Inc. planned to spin-off all of its interest in Philip Morris International Inc. (“PMI”) to Altria Group, Inc. stockholders in a tax-free distribution. The distribution of all the PMI shares owned by Altria Group, Inc. was made on March 28, 2008 (the “PMI Distribution Date”), to Altria Group, Inc. stockholders of record as of the close of business on March 19, 2008 (the “PMI Record Date”). Altria Group, Inc. distributed one share of PMI common stock for every share of Altria Stock outstanding as of the PMI Record Date.

Holders of the Altria Stock Investment Option have had their fund split into two stock investment funds, the Altria Stock Investment Option and a PMI Stock Investment Option, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Stock Investment Option. The PMI Stock Investment Option is a “closed” option and, therefore, holders are not permitted to purchase additional shares of PMI stock or to perform an exchange into the PMI Stock Investment Option from other investment options.

Company Match Contribution:

Effective January 1, 2008, employees hired or rehired by Other Participating Companies (as defined by the Plan) are eligible for the Company Match Contribution.

Default Investment Option:

Effective with contributions made on or after February 19, 2008, the default investment option for participants who have not specified an investment option for any contribution was changed from the U.S. Government Obligations Fund to the Balanced Fund.

Loan Interest Rates:

Effective March 2008, the interest rate for a loan is equal to the prime rate as published in The Wall Street Journal on the last business day of a month and will apply to all loans taken on or after the next calendar day.

Name Change:

Effective March 28, 2008, Altria Corporate Services, Inc.’s name was changed to Altria Client Services Inc.

Change of Independent Fiduciary:

Effective April 1, 2008, Fiduciary Counselors became the sole independent fiduciary for the Altria Stock Investment Option, the Kraft Stock Investment Option and the PMI Stock Investment Option.

DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Corporate Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$223,505,155

*	Altria Corporate Services Deferred Profit-Sharing Trust for Altria Stock and Kraft Stock	Master Trust	n/a	196,829,957

*	Participant loans	Interest rates averaged 8.04% during 2007. Maturity dates through 2032.	-0-	5,241,641

* indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation & Benefits Altria Client Services Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING
PLAN FOR CRAFT
EMPLOYEES

By:	/s/ PETER C. FAUST
Peter C. Faust, Vice President,
Compensation & Benefits,
Altria Client Services Inc.

Date: June 25, 2008